[LOGO OMITTED] Koor Industries Ltd.

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                                                        Office Of Legal Counsel
                                                        Telrad Building
                                                        14 Hamelacha Street
                                                        Park Afek, Rosh Ha'ayin
                                                        Isreal 48091
                                                        Tel.:972-3-9008420
                                                        Fax:972-3-9008425

                                                        3 July 2003


The Securities Authority The Tel Aviv Stock Exchange  The Registrar of Companies
22 Kanfei Nesharim St.   54 Ahad Ha'am St.            97 Yafo St.
Jerusalem 95464          Tel Aviv 65202               Jerusalem 91007
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Fax: 02-6513940          Fax: 03-5105379
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Dear Sirs,


Re:   Immediate Report (NO. 14/2003)
      Koor Industries Ltd. (Company No. 52-001414-3)
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     Attached  please find the press  release  that was  published  today by ECI
     Telecom Ltd. (in which Koor holds approximately 31%).



                                                Yours Sincerely,


                                               Shlomo Heller, Adv.
                                                 Legal Counsel











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               ECI TELECOM UPDATES OUTLOOK FOR SECOND QUARTER 2003
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PETAH TIKVA,  ISRAEL,  July 3, 2003, ECI Telecom Ltd.  (Nasdaq:  ECIL) announced today that,  further to the press release issued earlier today by ECtel (NASDAQ:
ECTX, of which ECI holds 59%) reporting preliminary second quarter results, ECI is updating its outlook for the second quarter ended June 30, 2003. Based upon the revenue decline at ECtel, and a slightly larger than expected decline in the revenues of its core businesses, ECI now expects total consolidated revenues for its second quarter to be approximately $101 million - $103 million.

ECI also expects to take a number of special charges in the quarter. It will make certain additional provisions with respect to a specific long term receivable reflecting the expected outcome of advanced discussions with the customer. These discussions include revised and extended repayment terms. In addition, ECI plans to record charges associated with the recent restructuring of its Lightscape Optical Networks Division. These provisions and charges are expected to total approximately $15 million to $17 million.

As a result, ECI now estimates the total net loss for its second quarter of 2003 to be between $30 million and $32 million or ($0.28)/share to ($0.30)/share. This does not include any possible impact from an evaluation of goodwill to be undertaken by ECtel. As of March 31, 2003 the total goodwill on ECtel`s balance sheet was $16.3 million. Should this evaluation result in an impairment charge, it could further impact ECI's net loss by 59% of such a charge.

During the quarter, ECI continued to generate significant positive cash flow from operations and paid down $123 million of bank debt. At the end of the quarter, cash, cash equivalents, deposits and short-term investments exceeded bank debt by approximately $170 million, compared to an excess of $150 million at the end of the first quarter. ECI has also reached agreement with its banks and, as a result, is now in compliance with its debt covenants. Under the terms of the agreement ECI has $60 million in long term loans and a $30 million short term credit facility.

ECI will report its results for the quarter, and hold a conference call, on August 6, 2003.

About ECI Telecom
ECI Telecom provides advanced, telecommunications solutions to leading carriers and service providers, worldwide. By translating a deep understanding of its customers' needs into innovative, technologically excellent solutions, ECI enables its customers to increase the value of their networks and reduce operating expenses. ECI's platforms enable carriers and service providers to easily introduce new revenue-generating services. ECI has pioneered key technologies including voice compression, SDH, DSL, and has enabled the establishment of global networks. ECI specializes in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the slowdown in expenditures by telecom service providers, the ability to return to profitability, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties, as well as risks related to operations in Israel, fluctuations in quarterly and annual results of operations and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Contact: Investor Relations, ECI Telecom:
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Israel: Daniel Chertoff +(972)-3-926-6255 email: daniel.chertoff@ecitele.com
        Kim Kelly: +(972)-3-926-6092 email: kim.kelly@ecitele.com